September 19, 2008

Steven Z. Strasser
Chairman and Chief Executive Officer
Power Efficiency Corporation
3960 Howard Hughes Parkway
Suite 460
Las Vegas, NV 89169

> **Re: Power Efficiency Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 15, 2008**
> **File No. 333-150556**

Dear Mr. Strasser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

1.   Please include audited balance sheets for your two most recent fiscal years, as required by Rule 8-02 of Regulation S-X. We note that your financial statements currently contain only an audited balance sheet as of December 31, 2007.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Barry Grossman, Esq.
               Adam S. Mimeles, Esq.